EXHIBIT 99.3

NOTICE OF ANNUAL GENERAL MEETING

MILL CITY GOLD CORP.
4719 Chapel Road N.W.
Calgary, Alberta  T2L 1A7
Tel:           (403) 640-0110
Fax:           (403) 640-4024

NOTICE OF ANNUAL GENERAL  MEETING

NOTICE IS HEREBY GIVEN THAT the annual general  meeting of the shareholders of Mill City Gold Corp. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on December 2, 2011, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2010;

2.	To elect as directors the nominees referred to in the information circular issued in connection with the meeting;

3.	To appoint the auditors for the ensuing year;

4.	To authorize the directors to fix the remuneration to be paid to the auditors;

5.	To approve the amendment of the Company's stock option plan to increase the number of common shares reserved for issuance under said plan from 13,358,841 to 16,755,107;

6.	To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Company's stock option plan of 20% of outstanding shares; and

7.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 1st  day of November, 2011.

BY ORDER OF THE BOARD

              “James R. Brown”
James R. Brown
Chairman, President & Chief Executive Officer